Exhibit 99.2

EXECUTED VERSION

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”), is entered into as of February 25, 2016, by and among Rouse Properties, Inc., a Delaware corporation (the “Company”), and the Stockholders set forth on Exhibit A hereto (each, a “Stockholder” and collectively, the “Stockholders”). Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Merger Agreement (as defined below).

WHEREAS, each Stockholder is, as of the date hereof, the record and beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which meaning will apply for all purposes of this Agreement) of the number of Company Shares set forth opposite such Stockholder’s name on Exhibit A hereto (together with any shares of Company Capital Stock acquired after the date hereof over which each Stockholder acquires record or beneficial ownership, the “Owned Shares”);

WHEREAS, concurrently with the execution of this Agreement, the Company has entered into an Agreement and Plan of Merger with BSREP II Retail Pooling LLC (“Parent”), BSREP II Retail Holdings Corp. (“Acquisition Sub”), and, solely for the purposes stated therein, the Guarantors (the “Merger Agreement”), pursuant to which, among other things, the Company will be merged with and into Acquisition Sub, with the Company continuing as the surviving corporation and a subsidiary of Parent (the “Merger”); and

WHEREAS, in connection with the transactions contemplated by the Merger Agreement, and prior to the consummation of the Merger, each Stockholder has agreed to enter into this Agreement as a condition to the willingness of the Company to enter into the Merger Agreement and as an inducement and in consideration therefor.

NOW, THEREFORE, in consideration of the mutual agreements and covenants herein contained, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.	Agreement to Vote; Grant of Irrevocable Proxy.

1.1           Agreement to Vote. (a) Each Stockholder hereby agrees that, from the date of execution of the Merger Agreement until the Termination Date (as defined below) (the “Voting Period”), at any meeting of the stockholders of the Company, however called, or at any adjournment or postponement thereof, or in connection with any written consent of the stockholders of the Company or in any other circumstances upon which a vote, consent or other approval of all or some of the stockholders of the Company is sought with respect to the matters described in this Section 1.1, each Stockholder shall vote (or cause to be voted), or execute (or cause to be executed) consents with respect to, as applicable, all of the Owned Shares owned by such Stockholder as of the applicable record date (x) in favor of the approval and adoption of the Merger Agreement, (y) in favor of the approval of the Transactions and any other matter that is required to facilitate the Transactions and (z) against each of the matters set forth in clauses (i), (ii), (iii) and (iv) of this Section 1.1 below, whether such vote, consent or approval is required or requested pursuant to applicable Law or otherwise:

(i)     any Acquisition Proposal or any other merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any other business combination or extraordinary transaction involving the Company or any of its Subsidiaries or any merger agreement or other definitive agreement with respect to any of the foregoing, in each case, other than the Merger Agreement and the Transactions;

(ii)    any action or proposal to amend the Company’s organizational documents;

(iii)   any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement or of the Stockholders contained in this Agreement; and

(iv)   any action, proposal, transaction or agreement involving the Company or any of its Subsidiaries that is intended or would reasonably be expected to prevent, impede, frustrate, interfere with, materially delay or postpone or adversely affect the consummation of the Merger or the other Transactions.

(b)          With respect to any meeting of the stockholders of the Company held during the Voting Period with respect to any matter set forth in this Section 1.1, each Stockholder shall, or shall cause the holder of record of its Owned Shares beneficially owned by such Stockholder on any applicable record date to, appear at such meeting or otherwise cause its Owned Shares to be counted as present thereat for purposes of establishing a quorum. Any vote required to be cast or consent required to be executed pursuant to this Section 1.1 shall be cast or executed in accordance with the applicable procedures relating thereto so as to ensure that it is duly counted for purposes of recording the results of that vote or consent.

(c)           Each Stockholder hereby waives, to the full extent of the law, and agrees not to assert any appraisal rights pursuant to Section 262 of the DGCL or otherwise in connection with the Transactions.

(d)           Except as explicitly set forth in this Section 1.1, nothing in this Agreement shall limit the right of each Stockholder to vote (or cause to be voted), including by proxy or written consent, if applicable, in favor of, or against or to abstain with respect to, any other matters presented to the stockholders of the Company.

1.2           Grant of Irrevocable Proxy.

(a)           Each Stockholder hereby irrevocably appoints the Company and any designee of the Company, and each of them individually, as such Stockholder’s proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote at any annual or special meeting of stockholders at which any of the matters described in Section 1.1 is to be considered during the Voting Period, with respect to the Owned Shares as of the applicable record date, in each case solely to the extent and in the manner specified in Section 1.1; provided, however, that each Stockholder’s grant of the proxy contemplated by this Section 1.2 shall be effective if, and only if, such Stockholder has not delivered to the Secretary of the Company, at least two (2) business days prior to the applicable meeting, a duly executed irrevocable proxy card directing that the Owned Shares be voted in accordance with Section 1.1. This proxy, if it becomes effective, is given to secure the performance of the duties of each Stockholder under this Agreement and its existence will not be deemed to relieve any Stockholder of its obligations under Section 1.1. This proxy shall expire and be deemed revoked automatically at the Termination Date.

(b)           Each Stockholder agrees and acknowledges that the proxy in Section 1.2(a) is: (i) given (x) in connection with the execution of the Merger Agreement and (y) to secure the performance of such Stockholder’s duties under this Agreement, (ii) coupled with an interest and may not be revoked except as otherwise provided in this Agreement and (iii) intended to be irrevocable prior to the expiration of the Voting Period.

2.             Representations and Warranties of the Stockholders. Each Stockholder hereby represents and warrants to the Company, severally and not jointly, as of the date of this Agreement and as of the date of the Company Stockholder Meeting, as follows:

2.1           Authorization. Each Stockholder has all requisite power and authority necessary to enable it to execute and deliver, and to perform its obligations under, this Agreement; and the execution, delivery and performance by each Stockholder of this Agreement have been duly authorized by all requisite action on the part of each Stockholder. This Agreement has been duly executed and delivered by each Stockholder and, assuming the due execution of this Agreement by the Company, constitutes a legal, valid and binding obligation of each Stockholder, enforceable against each Stockholder in accordance with its terms, except as may be subject to the Enforceability Limitations.

2.2           Ownership of Shares; Discretionary Authority.

(a)           Other than restrictions in favor of the Company pursuant to this Agreement and the Exchange Agreement and except for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, or the “blue sky” Laws of the various states of the United States, or as disclosed by such Stockholder on a Schedule 13D filed with respect to the Company:

(i)     subject to any Owned Shares Transferred pursuant to Section 4.1(b), the Owned Shares set forth opposite each Stockholder’s name on Exhibit A hereto are owned of record and beneficially by such Stockholder, free and clear of any Liens (including any restriction on the right or power to vote, consent with respect to, or otherwise dispose of the Owned Shares, other than pursuant to this Agreement and the power, authority and discretion of the Stockholders over such Owned Shares), except for any Liens that would not reasonably be expected, either individually or in the aggregate, to prevent or materially delay the ability of any such Stockholder to perform fully its obligations hereunder; and

(ii)    as of the date hereof each Stockholder has, and at any stockholder meeting of the Company held during the Voting Period regarding approval and adoption of the Merger Agreement and/or the Transactions, each Stockholder will have (except as otherwise permitted by this Agreement), sole voting power and sole dispositive power with respect to the matters set forth in Section 1.1 in respect of all of the Owned Shares.

(b)           As of the date hereof, except for the Owned Shares set forth on Exhibit A hereto, or as disclosed by a Stockholder on a Schedule 13D filed with respect to the Company, no Stockholder or any Affiliate of a Stockholder owns beneficially or of record any (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (iii) options, warrants or other rights to acquire from the Company any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company, or rights the value of which is linked to the price or value of Company Shares. Except for this Agreement and such other agreements contemplated by or entered into in connection with, the foregoing, none of the Owned Shares are subject to any (x) voting trust or other agreement, arrangement, understanding or instrument with respect to the voting of, or exercise of voting power with respect to, or the Transfer (as defined below) of, such shares or (y) any agreements or arrangements of any kind, contingent or otherwise, obligating such Stockholder to Transfer, or cause to be Transferred, any of such Stockholder’s Owned Shares.

(c)           For purposes of this Agreement, to “Transfer” any securities of the Company shall mean (i) to sell, assign, transfer, pledge, encumber, distribute, gift or otherwise dispose of (including by merger or otherwise by operation of law) such securities, (ii) to tender such securities in any tender or exchange offer or (iii) enter into any contract, option, agreement or other arrangement or understanding with respect to any of the actions contemplated by the preceding clause (i) or (ii). The term “sell,” “sale” or any derivatives thereof shall include (x) any sale, transfer or disposition of record or beneficial ownership, or both, and (y) any short sale with respect to Company Shares, entering into or acquiring an offsetting derivative contract with respect to Company Shares, entering into or acquiring a futures or forward contract to deliver Company Shares, any transfer of economic interests in Company Shares, or entering into any transaction that has the same effect as any of the foregoing.

2.3           Non-Contravention. The execution and delivery by each of the Stockholders of this Agreement, the performance by each of the Stockholders of its covenants and obligations hereunder and the consummation by each of the Stockholders of the transactions contemplated hereby do not and will not (a) violate or conflict with any provision of the certificate of formation or limited liability company agreement or similar organizational documents of each Stockholder, (b) violate, conflict with, require a payment under, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination or amendment of, or accelerate the performance required by, or result in a right of termination or acceleration or loss of a benefit under, any Contract to which each Stockholder or any of its respective Subsidiaries is a party or by which their assets are bound or (c) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of each of the Stockholders or any of its respective Subsidiaries, except with respect to clauses “(b)” and “(c)” above, for such violations, conflicts, defaults, terminations, amendments, accelerations, losses or Liens that would not, individually or in the aggregate, prevent or materially delay the ability of any such Stockholder to perform fully its obligations hereunder.

2.4           Litigation. As of the date hereof, to the knowledge of such Stockholder, there is no action, proceeding or investigation pending or threatened against such Stockholder that questions the validity of this Agreement or any action taken or to be taken by such Stockholder in connection with this Agreement.

2.5           Acknowledgement. Each Stockholder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon such Stockholder’s execution, delivery and performance of this Agreement.

3.	Representations and Warranties of the Company.

3.1           Representations and Warranties of the Company. The Company hereby represents and warrants to the Stockholders, as of the date of this Agreement and as of the date of the Company Stockholder Meeting, as follows: (a) the Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby; (b) the execution and delivery of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Company, and no other proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby; (c) this Agreement has been duly and validly executed and delivered by the Company and, assuming the due and valid authorization, execution and delivery hereof by the other parties hereto, constitutes a valid and binding agreement of the Company.

4.	Covenants of the Stockholders.

4.1           Restrictions on Transfer.

(a)           Other than as contemplated by this Agreement and the Transactions, each Stockholder agrees that such Stockholder shall not, during the period from and including the date of this Agreement through and including the earlier to occur of (i) the Exchange Effective Time, and (ii) the termination of the Merger Agreement in accordance with its terms, Transfer, or cause or permit the Transfer of, any or all of such Stockholder’s Owned Shares, or any voting rights with respect thereto. Any transfer of Owned Shares not permitted hereby shall be null and void. Each Stockholder agrees that any such prohibited transfer may and should be enjoined. If any involuntary transfer of any Owned Shares shall occur (including a sale by any Stockholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Owned Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until the Termination Date.

(b)           The restrictions set forth in Section 4.1(a) shall not apply to any Transfer of Owned Shares that is approved in writing by the Company.

(c)           Each Stockholder agrees with, and covenants to, the Company that such Stockholder shall not request that the Company register the Transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any or all of such Stockholder’s Owned Shares, unless such Transfer is made in compliance with this Agreement.

(d)           In furtherance of this Agreement, and concurrently herewith, each Stockholder shall and hereby does authorize the Company or the Company’s counsel to notify the Company’s transfer agent that there is a stop transfer order with respect to all of the Owned Shares.

4.2              Acquisition of Additional Shares. During the Voting Period, any Stockholder shall notify the Company promptly in writing of the direct or indirect acquisition of record or beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of additional shares of Company Capital Stock after the date hereof, if any, all of which shall be subject to the terms of this Agreement as though owned by such Stockholder on the date hereof.

4.3              General Covenants. Each Stockholder, severally and not jointly, agrees that it shall not:

(a)           enter into any agreement (including any voting agreement in respect of such Stockholder’s Owned Shares), commitment, letter of intent, agreement in principle or understanding with any Person or take any other action that violates or conflicts with, or would reasonably be expected to violate or conflict with, such Stockholder’s covenants and obligations under this Agreement; or

(b)           take any action that restricts or otherwise adversely affects such Stockholder’s legal power, authority and right to comply with and perform such Stockholder’s covenants and obligations under this Agreement (including depositing any of such Stockholder’s Owned Shares into a voting trust or similar arrangement).

4.4           Public Announcements. Each Stockholder consents to and authorizes the publication and disclosure by the Company of the Stockholder’s identity and ownership of the Owned Shares and the existence and terms of this Agreement (including, for the avoidance of doubt, the disclosure of this Agreement) and any other information, in each case, in any Current Report on Form 8-K and any other disclosure document in connection with the Merger Agreement. The Company hereby consents to and authorizes the publication and disclosure by the Stockholders of the existence and terms of this Agreement (including, for the avoidance of doubt, the disclosure of this Agreement) in any Schedule 13D/A filing and any other disclosure document in connection with the Merger Agreement and the Transactions. None of the parties to this Agreement or any of their respective Affiliates shall issue or cause the publication of any press release or other announcement with respect to this Agreement without the prior consultation of the other party and giving the other party the opportunity to review and comment on such press release or other announcement, except for any such release or other announcement required by applicable Law or the rules or regulations of any applicable United States securities exchange or regulatory or Governmental Authority to which the relevant party is subject.

5.	Miscellaneous.

5.1           Termination of this Agreement. This Agreement, and all obligations, terms and conditions contained herein (including the grant of the irrevocable proxy set forth in Section 1.2 herein), shall automatically terminate without any further action required by any person upon the earliest to occur of: (i) the termination of the Merger Agreement in accordance with its terms and (ii) the Effective Time (the “Termination Date”).

5.2           Effect of Termination. If this Agreement is terminated pursuant to Section 5.1, this Agreement shall become void and of no effect with no liability on the part of any party hereto; provided, however, no such termination shall relieve any party hereto from any liability for any willful and intentional breach of this Agreement occurring prior to such termination and the provisions of this Article 5 shall survive any such termination.

5.3           Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Company and each Stockholder contained in this Agreement shall terminate at the Termination Date, and only the covenants that by their terms survive the Termination Date shall so survive the Termination Date in accordance with their respective terms.

5.4           Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

5.5           Further Acts. Each party agrees that at any time, and from time to time, before and after the consummation of the transactions contemplated by this Agreement, it will do all such things and execute and deliver all other assurances, as any other party or its counsel reasonably deems necessary or desirable in order to carry out the terms and conditions of this Agreement and the transactions contemplated hereby or to facilitate the enjoyment of any of the rights created hereby or to be created hereunder.

5.6           Entire Agreement. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

5.7           Severability. If any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

5.8           No Ownership Interest. Except as otherwise provided herein, nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to the Owned Shares. All rights, ownership and economic benefits of and relating to the Owned Shares shall remain vested in and belong to the Stockholders, and the Company shall have no authority to exercise any power or authority to direct the Stockholders in the voting of any of the Owned Shares, except as otherwise provided herein.

5.9           Other. Nothing contained herein, and no action taken by the Stockholder pursuant hereto, shall be deemed to constitute the parties as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the parties are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.

5.10         Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (i) two (2) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service, or (iii) immediately upon delivery by hand or by facsimile (with a written or electronic confirmation of delivery), in each case to the intended recipient as set forth below:

(a)		if to the Company, to:
Rouse Properties, Inc.
1114 Avenue of the Americas
Suite 2800
New York, NY 10036
Attention: Susan Elman, Executive Vice President & General Counsel

with a copy (which shall not constitute notice) to:
Sidley Austin LLP
787 Seventh Avenue
New York, NY 10019
Attention: Scott M. Freeman
Facsimile: 212-839-5599

(b)		if to any Stockholder, to:
Brookfield Property Group
Brookfield Place
250 Vesey Street, 14th Floor
New York, NY 10281
	Attention:	Brian Kingston, Senior Managing Partner
Murray Goldfarb, Managing Partner
	Email:	brian.kingston@brookfield.com
murray.goldfarb@brookfield.com

with a copy (which shall not constitute notice) to:
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Attention:	Michael J. Aiello
Matthew J. Gilroy
Facsimile: 212-310-8007

5.11         Assignment. No party may assign in whole or in part, by operation of law or otherwise, either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section shall be null and void.

5.12         Third Party Beneficiaries. This Agreement is not intended to, and shall not, confer upon any Person not a party hereto any rights or remedies hereunder.

5.13         Incorporation by Reference. The parties agree that Sections 9.08, 9.09, 9.10, 9.12 and 9.13 of the Merger Agreement are incorporated herein by reference and shall apply to this Agreement mutatis mutandis.

5.14         Interpretive Matters.

(a)           Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

Dollars. Any reference in this Agreement to $ shall mean U.S. dollars.

Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

Headings. The division of this Agreement into Articles, Sections, Exhibits and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Section”, “Article” or “Exhibit” are to the corresponding Section, Article or Exhibit of this Agreement unless otherwise specified.

Including. The word “including” or any variation thereof means (unless the context of its usage otherwise requires) “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

(b)               The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

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IN WITNESS WHEREOF, the parties hereto have caused this Voting Agreement to be duly executed as of the day and year first above written.

THE COMPANY:

ROUSE PROPERTIES, INC.

By:	/s/ Andrew Siberfein
Name:	Andrew Siberfein
Title:	President and Chief Executive Officer

STOCKHOLDERS:

BROOKFIELD RETAIL HOLDINGS VII LLC

By:	Brookfield Asset Management Private Institutional Capital Adviser US, LLC, its managing member

By:	/s/ Murray Goldfarb
Name:	Murray Goldfarb
Title:	Managing Partner

NEW BROOKFIELD RETAIL HOLDINGS R2 LLC

By:	/s/ Jane Sheere
Name:	Jane Sheere
Title:	Secretary

BROOKFIELD BPY RETAIL HOLDINGS II LLC

By:	/s/ Jane Sheere
Name:	Jane Sheere
Title:	Secretary

BROOKFIELD RETAIL HOLDINGS III SUB II LLC

By:	Brookfield Asset Management Private Institutional Capital Adviser US, LLC, its managing member

By:	/s/ Murray Goldfarb
Name:	Murray Goldfarb
Title:	Managing Partner

BROOKFIELD RETAIL HOLDINGS II SUB II LLC

By:	Brookfield Asset Management Private Institutional Capital Adviser US, LLC, its managing member

By:	/s/ Murray Goldfarb
Name:	Murray Goldfarb
Title:	Managing Partner

[Voting Agreement]

BROOKFIELD RETAIL HOLDINGS IV-A SUB II LLC

By:	Brookfield Asset Management Private Institutional Capital Adviser US, LLC, its managing member

By:	/s/ Murray Goldfarb
Name:	Murray Goldfarb
Title:	Managing Partner

BROOKFIELD RETAIL HOLDINGS IV-B SUB II LLC

By:	Brookfield Asset Management Private Institutional Capital Adviser US, LLC, its managing member

By:	/s/ Murray Goldfarb
Name:	Murray Goldfarb
Title:	Managing Partner

BROOKFIELD RETAIL HOLDINGS IV-C SUB II LLC

By:	Brookfield Asset Management Private Institutional Capital Adviser US, LLC, its managing member
By:	/s/ Murray Goldfarb
Name:	Murray Goldfarb
Title:	Managing Partner

[Voting Agreement]

BROOKFIELD RETAIL HOLDINGS IV-D SUB II LLC

By:	Brookfield Asset Management Private Institutional Capital Adviser US, LLC, its managing member

By:	/s/ Murray Goldfarb
Name:	Murray Goldfarb
Title:	Managing Partner

[Voting Agreement]

EXHIBIT A

Stockholders

Stockholder	Owned Shares
Brookfield Retail Holdings VII LLC	2,946,661
New Brookfield Retail Holdings R2 LLC	14,995,702
Brookfield BPY Retail Holdings II LLC	1,165,535
Brookfield Retail Holdings III Sub II LLC	11,539
Brookfield Retail Holdings II Sub II LLC	10,060
Brookfield Retail Holdings IV-A Sub II LLC	151,726
Brookfield Retail Holdings IV-B Sub II LLC	2,653
Brookfield Retail Holdings IV-C Sub II LLC	51,774
Brookfield Retail Holdings IV-D Sub II LLC	51,975